

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

Via E-mail
David Christie
President and Chief Executive Officer
Dane Exploration Inc.
3577 - 349 West Georgia Street
Vancouver, British Columbia, Canada V6B 3Y4

> **Re: Dane Exploration Inc.**
> **Registration Statement on Form S-1**
> **Filed May 31, 2012**
> **File No. 333-181795**

Dear Mr. Christie:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 2, in the second footnote on page 19, and pages 23, 47 and 86 that you have not issued 1,825,000 shares of common stock sold during a previous public offering, which concluded on March 18, 2012. We also note that you filed a legal opinion with your registration statement (file no. 333-172450) on August 30, 2011, reflecting that the registered shares have been duly authorized "and shall, when sold, be legally issued, fully paid and non-assessable under Nevada law." Given that the offering of those shares appears to have terminated, please disclose why those shares have not been issued.

Plan of Distribution, page 22

2.   Please explain how David Christie satisfies the requirements of Rule 3a4-1(a)(4)(ii)(C), since in 2011 and 2012 he participated in selling in the offering of securities for Dane Exploration.

Exhibits

3.   Given your references to subscriptions on page 19, please clarify whether investors will be required to enter into subscription agreements with you if they elect to participate in this offering. Disclose the material terms of such agreements, including any provisions that deal with the ability of Dane Exploration to use the subscription proceeds prior to the issuance of the shares. File any subscription agreement as an exhibit.

4.   Please submit the interactive data files required by Item 601(b)(101) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    ·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have questions regarding our comments.

Sincerely,

/s/ Brigitte Lippmann   for

John Reynolds
Assistant Director

cc (via e-mail): Michael J. Morrison